Cementos Lima S.A.

RECEIVED

2007 JAN 17 A 11:50

FILE NO.
82-3911

07020401

VAL-005-07

January 10, 2007

SUPPL

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following document:

Monthly information as of November 30, 2006 relating ADRs holders'share on the Capital Stock.

Date: filed with CONASEV on December 11, 2006.

Required by: CONASEV

PROCESSED

JAN 19 2007

THOMSON
FINANCIAL

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

(FREE TRANSLATION)

FILE N° 82-3911

VAL-123-06

December 11, 2006

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of November 30, 2006.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2